June 29, 2005


Mr. G. Michael O`Leary
Andrews Kurth LLP
600 Travis St., Suite 4200
Houston, Texas 77002

      Re:  	Ensource Energy Income Fund LP
		Form S-4, filed June 23, 2005
		File No. 333-126068

Dear Mr. O`Leary:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in certain material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, the Form S-4 does not include audited financial statements prepared in accordance with generally accepted accounting principles for Eastern American Natural Gas Trust. For this reason, we will not perform a detailed examination of the registration statement and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Regina Balderas (202) 551-3722 or, in her absence, Jill S. Davis, Branch Chief, at (202) 551-3683, if you have questions relating to the financial statements. Please contact the undersigned at (202) 551-3685, with any other questions.

      Sincerely,



							Tangela Richter
							Branch Chief

cc:	R. Balderas
	J.  Davis
	T. Richter




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Mr. O'Leary
Ensource Energy Income Fund LP
June 29, 2005
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

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